                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 15)*

                               CECO Filters, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   150-034-106
                    ----------------------------------------
                                 (CUSIP Number)
                                Phillip DeZwirek
                        505 University Avenue, Suite 1400
                         Toronto, Ontario CANADA M5G 1X3
 ------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 13, 1997
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The Remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 150-034-106                                   PAGE  2   OF  13  PAGES
          -----------                                        ---      ---
================================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  CECO Environmental Corp.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  / /
                                                                      (b)  / /

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED           / /
         PURSUANT TO ITEMS 2(d) OR 2(E)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION



--------------------------------------------------------------------------------
 NUMBER OF                          7       SOLE VOTING POWER
  SHARES
BENEFICIALLY                                5,992,730
 OWNED BY                           --------------------------------------------
   EACH                             8       SHARED VOTING POWER
 REPORTING
PERSON WITH
                                    --------------------------------------------
                                    9       SOLE DISPOSITIVE POWER

                                            5,992,730
                                    --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,992,730 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                     / /
         EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  87.26%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 150-034-106                                   PAGE  3   OF  13  PAGES
          -----------                                        ---      ---
================================================================================

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Icarus Investment Corp.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  / /
                                                                       (b)  / /

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED           / /
         PURSUANT TO ITEMS 2(d) OR 2(E)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION



--------------------------------------------------------------------------------
 NUMBER OF                          7       SOLE VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY                           --------------------------------------------
   EACH                             8       SHARED VOTING POWER
 REPORTING
PERSON WITH                                          5,992,730
                                    --------------------------------------------
                                    9       SOLE DISPOSITIVE POWER


                                    --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                            5,992,730
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            5,992,730 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      / /
         EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  87.26%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO

                                  SCHEDULE 13D

CUSIP NO. 150-034-106                                  PAGE  4   OF  13  PAGES
          -----------                                       ---      ---
================================================================================

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Phillip DeZwirek
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  / /
                                                                       (b)  / /

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED           / /
         PURSUANT TO ITEMS 2(d) OR 2(E)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION



--------------------------------------------------------------------------------
 NUMBER OF                          7       SOLE VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY                           --------------------------------------------
   EACH                             8       SHARED VOTING POWER
 REPORTING
PERSON WITH                                          5,992,730
                                    --------------------------------------------
                                    9       SOLE DISPOSITIVE POWER


                                    --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                            5,992,730
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            5,992,730 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      / /
         EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  87.26%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN

                                  SCHEDULE 13D

CUSIP NO. 150-034-106                                   PAGE  5   OF  13  PAGES
          -----------                                        ---     ---
================================================================================

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Jason Louis DeZwirek
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  / /
                                                                      (b)  / /

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED          / /
         PURSUANT TO ITEMS 2(d) OR 2(E)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION



--------------------------------------------------------------------------------
 NUMBER OF                          7       SOLE VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY                           --------------------------------------------
   EACH                             8       SHARED VOTING POWER
 REPORTING
PERSON WITH                                          5,992,730
                                    --------------------------------------------
                                    9       SOLE DISPOSITIVE POWER


                                    --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                            5,992,730
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            5,992,730 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                     / /
         EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  87.26%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN

                                  SCHEDULE 13D

CUSIP NO. 150-034-106                                   PAGE  6   OF  13  PAGES
          -----------                                        ---      ---
================================================================================

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  IntroTech Investments, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  / /
                                                                      (b)  / /

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED          / /
         PURSUANT TO ITEMS 2(d) OR 2(E)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION



--------------------------------------------------------------------------------
 NUMBER OF                          7       SOLE VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY                           --------------------------------------------
   EACH                             8       SHARED VOTING POWER
 REPORTING
PERSON WITH                                          5,992,730
                                    --------------------------------------------
                                    9       SOLE DISPOSITIVE POWER


                                    --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                            5,992,730
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            5,992,730 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                     / /
         EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  87.26%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO

CUSIP NO. 150-034-106                                   PAGE  7   OF  13  PAGES
                                                             ---     ----

         Amendment No. 15 to a Schedule 13D, which was last amended by an Amendment No. 14 to Schedule 13D, is filed by CECO Environmental Corp. ("CEC"), Icarus Investment Corp. ("Icarus"), Phillip DeZwirek, Jason Louis DeZwirek and IntroTech Investments, Inc. with respect to an event dated August 13, 1997, relating to the common stock, par value $.001 of CECO Filters, Inc. ("CECO"). Only those items amended hereby are included herein.

Items 3-5 inclusive for CECO Environmental Corp.

Item 3.           Source and Amount of funds or Other Considerations.

         CEC acquired an additional 1,165,000 shares of CECO common stock in a private transaction with the chief executive officer of CECO on August 13, 1997 in exchange for 582,500 newly issued shares of common stock of CEC.

Item 4.           Purpose of the Transaction

         CEC increased its ownership of shares of CECO to maintain its position of owning a majority of CECO's outstanding shares. CEC intends to purchase additional shares of CECO common stock if such additional shares become available at a price which CEC considers reasonable. Such purchases, if made, would be made through private transactions, including exchanges of CEC common stock for CECO common stock, or open market purchases of CECO common stock.

         CEC acquired 1,165,000 additional shares of CECO common stock on August 13, 1997 by exchanging CEC common stock for CECO common stock on a 1-for-2 (one share of common stock of CEC for 2 shares of common stock of CECO) basis with the chief executive officer of CECO.

Item 5.           Interest in Securities of the Issuer.

                  (a) CEC beneficially owns 5,992,730 shares or 87.26% of the outstanding common stock of CECO. CEC owns all of such shares directly.

                  (b) CEC has sole voting power and sole dispositive power with respect to such 5,992,730 shares of common stock of CECO.

                  (c) On August 13, 1997, in a private transaction, CEC exchanged 582,500 newly issued shares of CEC common stock for 1,165,000 shares of CECO common stock with the chief executive officer of CECO at a one-to-two (one share of common stock of CEC for 2 shares of common stock of CECO) exchange rate.

CUSIP NO. 150-034-106                                   PAGE  8   OF  13  PAGES
                                                             ---     ----

                  (d) CEC is a publicly traded company with more than 900 beneficial holders of its common stock. The shareholders of CEC that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the shares of CECO common stock owned by CEC that relates to more than a 5% interest in that class of securities of CECO are IntroTech Investments, Inc. ("IntroTech"), Icarus Investment Corp. ("Icarus") and its shareholders, Phillip DeZwirek and Jason Louis DeZwirek. Icarus owns 16.46% of the outstanding shares of common stock of CEC. Icarus is owned 50% by Phillip DeZwirek and 50% by Jason Louis DeZwirek. IntroTech owns 19.72% of the outstanding shares of common stock of CEC. IntroTech is wholly owned by Jason Louis DeZwirek.

                  (e)      Not applicable.


Items 3-5 inclusive for Icarus Investment Corp.

Item 3.           Source and Amount of Funds or Other Considerations.

         Icarus beneficially owns 16.46% of the 5,992,730 shares of CECO owned by CEC indirectly through Icarus' direct ownership of 16.46% of the outstanding shares of common stock of CEC. See CEC's response to Item 3 herein.

Item 4.           Purpose of Transaction.

         Icarus acquired its shares of common stock of CECO for the same purposes as CEC. See CEC's response to Item 4 herein.

Item 5.           Interest in Securities of the Issuer.

                  (a) By virtue of owning 16.46% of the outstanding stock of CEC, Icarus beneficially owns the 5,992,730 shares of common stock of CECO owned by CEC. Icarus owns all of such shares indirectly through its direct ownership of common stock of CEC.

                  (b) By virtue of owning 16.46% of the outstanding stock of CEC, Icarus has shared voting power and shared dispositive power with respect to the 5,992,730 shares of common stock of CECO owned by CEC. Such powers are shared with the other shareholders of CEC.

CUSIP NO. 150-034-106                                  PAGE  9   OF  13  PAGES
                                                            ---     ----

                  (c)      See CEC's response to Item 5(c) herein.

                  (d) Icarus is controlled by Phillip DeZwirek and Jason Louis DeZwirek who each owns 50% of the outstanding stock of Icarus. Mr. Phillip DeZwirek and Mr. Jason Louis DeZwirek each have the right to receive 50% of the distributions from Icarus resulting from the proceeds of dividends from, or the proceeds of sale of, the shares of CECO owned by CEC.

                  (e)      Not applicable.

Items 3-5 inclusive for Phillip DeZwirek.

Item 3.           Source and Amount of Funds or Other Considerations.

         Mr. DeZwirek owns 50% of the outstanding stock of Icarus, 5,497 shares of common stock of CEC directly and warrants to purchase 750,000 shares of common stock of CEC. See CEC's and Icarus' responses to Item 3 herein.

Item 4.           Purpose of Transaction.

         Mr. DeZwirek acquired the shares of common stock of CECO for the same purposes as CEC. See response of CEC to Item 4 herein.

Item 5.           Interest in Securities of the Issuer.

                  (a) By virtue of owning 23.60% of the outstanding stock of CEC (including the warrants to purchase 750,000 shares of common stock), Mr. DeZwirek beneficially owns the 5,992,730 shares of common stock of CECO owned by CEC. Mr. DeZwirek owns 15.07% of the outstanding stock of CEC indirectly through his direct ownership of 50% of the stock of Icarus and owns 8.53% of the outstanding stock of CEC directly (including as outstanding the securities underlying the warrants to purchase 750,000 shares of common stock).

                  (b) Mr. DeZwirek has shared voting power and shared dispositive power with respect to the 5,992,730 shares of common stock of CECO owned by CEC as a result of his position as a director of CEC and by virtue of owning 23.60% of the outstanding stock of CEC (including as outstanding the securities underlying the warrants to purchase 750,000 shares of common stock). Mr. DeZwirek owns shares of CECO indirectly through his 50% ownership of Icarus which entity owns 15.07% of the

CUSIP NO. 150-034-106                                 PAGE  10   OF  13  PAGES
                                                           ----     ----

                           outstanding common stock of CEC (including as outstanding the 750,000 shares of common stock underlying Mr. DeZwirek's warrants). Mr. DeZwirek also owns shares of CECO common stock indirectly through his direct ownership of 8.53% of the outstanding common stock of CEC (including as outstanding the securities underlying the warrants to purchase 750,000 shares of common stock). Mr. DeZwirek is the Chief Executive Officer, Chief Financial Officer and a director of CEC.

                  (c)      See CEC's response to Item 5(c) herein.

                  (d) Mr. DeZwirek controls Icarus. He owns 50% of the outstanding stock of Icarus. Mr. Jason Louis DeZwirek is the only person other than Mr. Phillip DeZwirek who is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of CECO owned indirectly by Icarus through Icarus' direct ownership of shares of common stock of CEC. Mr. Phillip DeZwirek is the only person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of CECO owned indirectly by him through his direct ownership of shares of common stock of CEC. Mr. Jason Louis DeZwirek is the adult son of Mr. Phillip DeZwirek.

                  (e)      Not applicable.

Items 3-5 inclusive for Jason Louis DeZwirek.

Item 3.           Sources and Amount of Funds or Other Consideration.

         See responses of CEC, Icarus and IntroTech to Item 3 herein. Mr. DeZwirek owns 50% of the outstanding stock of Icarus. Mr. DeZwirek is the sole owner of IntroTech.

Item 4.           Purpose of the Transaction.

         Mr. DeZwirek acquired the shares of Common Stock of CECO for the same purposes as CEC. See response of CEC to Item 4 herein.

Item 5.           Interest in Securities of the Issuer.

                  (a) By virtue of owning 36.18% of the stock of CEC, Mr. DeZwirek beneficially owns the 5,992,730 shares of common stock of CECO

CUSIP NO. 150-034-106                                 PAGE  11   OF  13  PAGES
                                                           ----     ----

                           owned by CEC. Mr. DeZwirek owns 16.46% of the outstanding stock of CEC indirectly through his direct ownership of 50% of the stock of Icarus. Mr. DeZwirek owns an additional 19.72% of the outstanding stock of CEC through his ownership of all the stock of IntroTech.

                  (b) By virtue of owning 36.18% of the stock of CEC, Mr. DeZwirek has shared voting power and shared dispositive power with respect to the 5,992,730 shares of common stock of CECO owned by CEC. This power applies to all of the shares of CECO owned indirectly by Mr. DeZwirek. Mr. DeZwirek owns those shares indirectly through his 50% ownership of Icarus which entity owns 16.46% of the outstanding common stock of CEC and his ownership of IntroTech which owns 19.72% of the outstanding common stock of CEC. Such powers are shared with the other shareholders of CEC.

                  (c)      See CEC's response to Item 5(c) herein.

                  (d) Mr. Jason Louis DeZwirek controls Icarus. Mr. Phillip DeZwirek is the only person other than Mr. Jason DeZwirek who is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of CECO owned indirectly by Icarus through Icarus' ownership of shares of CEC. Mr. Jason Louis DeZwirek controls IntroTech. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, shares of CECO common stock owned indirectly by IntroTech through IntroTech's ownership of shares of CEC.

                  (e)      Not applicable.


Items 3-5 inclusive for IntroTech Investments, Inc.

Item 3.           Source and Amount of Funds or Other Considerations.

         By virtue of IntroTech owning 19.72% of CEC, IntroTech beneficially owns the 5,992,730 shares of CECO owed by CEC. See CEC's response to Item 3.

CUSIP NO. 150-034-106                                 PAGE  12   OF  13  PAGES
                                                           ----     ----

Item 4.           Purpose of Transaction.

         IntroTech acquired its shares of common stock of CECO for the same purpose as CEC. See CEC's response to Item 4 herein.

Item 5.           Interest in Securities of the Issuer.

                  (a) By virtue of IntroTech owning 19.72% of CEC, IntroTech beneficially owns the 5,992,730 shares of common stock of CECO owned by CEC. IntroTech owns all of such shares indirectly through its direct ownership of common stock of CEC.

                  (b) By virtue of IntroTech owning 19.72% of CEC, IntroTech has shared voting power and shares dispositive power with respect to the 5,992,730 shares of common stock of CECO owned by CEC. Such powers are shared with the other the shareholders of CEC.

                  (c)      See CEC's response to Item 5(c).

                  (d) IntroTech is controlled and wholly-owned by Jason Louis DeZwirek.

                  (e)      Not applicable.

CUSIP NO. 150-034-106                                PAGE  13   OF  13  PAGES
                                                          ----     ----

Signatures.

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

October 15, 1997

                                               CECO ENVIRONMENTAL CORP.


                                               By:  /s/ Phillip DeZwirek
                                                  -----------------------------
                                                  Phillip DeZwirek
                                                  Chief Executive Officer


                                               ICARUS INVESTMENT CORP.


                                               By:  /s/ Phillip DeZwirek
                                                  -----------------------------
                                                  Phillip DeZwirek
                                                  Chief Executive Officer


                                                    /s/ Phillip DeZwirek
                                                  -----------------------------
                                               Phillip DeZwirek


                                                    /s/ Jason Louis DeZwirek
                                                  -----------------------------
                                               Jason Louis DeZwirek


                                               INTROTECH INVESTMENTS, INC.


                                               By:   /s/ Jason Louis DeZwirek
                                                  -----------------------------
                                                  Jason Louis DeZwirek,
                                                  Chief Executive Officer


                                                     /s/ Josephine Grivas
                                                  -----------------------------
                                                  Josephine Grivas